UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 11, 2013

Commission File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or the "Company")

SIBANYE GOLD LIMITED ABRIDGED PRE-LISTING STATEMENT

Abridged pre-listing statement relating to the listing of Sibanye Gold on the JSE Limited ("JSE").

The JSE has agreed to the listing of the entire issued ordinary share capital of Sibanye Gold in the "Gold Mining" sector of the main board of the JSE under the abbreviated name "Sibanye" with effect from the commencement of business on Monday, 11 February 2013. The availability and distribution of the full pre-listing statement was announced via SENS on the 10th of January 2013 (the "Pre-Listing Statement").

This abridged pre-listing statement is not an invitation to subscribe for shares or ADRs in Sibanye Gold, but is issued in compliance with the JSE Listings Requirements for the purpose of providing information to the public with regard to the business and affairs of Sibanye Gold and its subsidiaries, as at the time of listing. This abridged pre-listing statement contains extracts from the "Salient Information" section of the Pre-Listing Statement and other relevant sections of the Pre-Listing Statement, which extracts are qualified and/or contextualised by, and should be read with, the Pre-Listing Statement. The Pre-Listing Statement is available on the Company's website at www.sibanyegold.co.za and on the Gold Fields Limited ("Gold Fields") website at www.goldfields.co.za.

Unless otherwise stated or the context clearly indicates otherwise, abbreviated and capitalised terms used in this abridged pre-listing statement shall have the glossary meanings stated in the "Definitions and Interpretations" section of the Pre-Listing Statement. Unless the context otherwise requires, references to "Sibanye Gold" or the "Company" are to Sibanye Gold and its subsidiaries. References to any "year" are to the financial year ended 31 December and references to any "six-month period" are to the six-month period ended 30 June, unless otherwise stated.

1.   INTRODUCTION

Sibanye Gold is a producer of gold and major holder of gold reserves in South Africa. It is primarily involved in underground and surface gold mining and related activities, including extraction, and processing. All of Sibanye Gold's operations are located in South Africa with its principal mining operations being the KDC and Beatrix mines. Please refer to Annexure 10 of the Pre-Listing Statement for the CPR of Sibanye Gold.

2.   RATIONALE FOR UNBUNDLING

Gold Fields mining operations can currently be divided into two categories: (i) deep level, narrow vein, underground operations housed in Sibanye Gold; and (ii) open-pit or shallow underground operations and, in the case of South Deep, deep-level, bulk underground mechanised operations which, together with the international exploration and development projects, are housed elsewhere in the Gold Fields structure.

These differing categories require separate management skills and have divergent strategic focuses, but are currently contained within one umbrella entity. Gold Fields is committed to enhancing returns to shareholders through, *inter alia*, ongoing repositioning to improve leverage to the rising price of gold and ensuring that dividends have a first call on cash flows. To this end Gold Fields has been engaged in an ongoing review of its strategy and operational portfolio against strategic objectives. The review process assessed the sustainability of Sibanye

Gold and its ability to deliver value against these key strategic objectives. While some parts of these assets have been in production for around 70 years, Gold Fields believes that the Sibanye Gold assets overall still have significant inherent quality and extensive resource and reserve potential.

The review process also concluded that the two categories of assets in the portfolio, namely the KDC and Beatrix mines on the one hand, and the other assets in the portfolio on the other, are at different stages of their life cycles; have different styles of mineralisation that require different mining methods, mining skills and mining technology; and have competing capital requirements to sustain and improve production. The decision to review the portfolio of its existing operations and assets predates the recent unrest experienced in the South African mining industry.

It was also determined that, with the competing management and funding demands of a geographically, geologically and technically diversified organisation, Sibanye Gold will benefit from more focused and fully dedicated executive management that is directly accountable to a similarly focused and dedicated board of directors. Consequently, it was decided to separate Sibanye Gold from Gold Fields into a fit-for-purpose company not burdened by the usual costs associated with a global company, including a world-wide exploration programme and the associated project development costs, and managed by a focused team that can better sustain these operations.

As an independent company, Sibanye Gold will be able to ring-fence its cash flows for its own objectives. Sibanye Gold will be liberated from the capital requirements of developing the South Deep gold mine and can, in future, utilise its free cash flows for the benefit of its shareholders, including through a strong dividend policy.

Both Sibanye Gold and Gold Fields will remain South African domiciled companies with their primary listings of shares on the JSE and secondary listings of ADRs on the NYSE. The other existing secondary listings on the Dubai, Brussels and Swiss stock exchanges for Gold Fields will remain unchanged.

2.1   The strategic focus of Sibanye Gold

Sibanye Gold's key focus will be to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged, through increased focus on productivity and costs. Emphasis will also be placed on containing capital costs. Furthermore, it will focus on realising the potential that still exists in the mines' mineral reserves and resources. Sibanye Gold will be able to participate more fully in research and development work in pursuit of technological innovations which could unlock the mineral reserve and resource potential of the South African mines in high grade remnants and pillars as well as at depth. Sibanye Gold also intends to selectively pursue synergistic opportunities for consolidation in the South African gold industry. As a separately listed entity, Sibanye Gold can fully utilise its free cash flows for the benefit of its shareholders, including through its dividend policy.

The investment case for Sibanye Gold includes a more optimal management of its assets to secure sustainable long-term returns; ring-fenced cash flows to fund internal growth requirements; as well as a strong dividend policy, thus rewarding shareholders for investing by offering them leverage to the Rand gold price.

There will be no job losses directly as a result of the creation and unbundling of Sibanye Gold. In addition all conditions of employment will remain unchanged.

3.   NATURE OF BUSINESS AND GROUP STRUCTURE

Sibanye Gold (previously known as GFI Mining South Africa Proprietary Limited ("GFIMSA")) was incorporated and registered as a private company in South Africa under the registration number 2002/031431/07 on 12 December 2002 and acquired its current operations as part of the Gold Fields Group. Prior to GFIMSA's incorporation, the operations which now constitute Sibanye Gold were owned by Gold Fields.

Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on 3 May 1968, and subsequently changed its name to Driefontein Consolidated Limited. The operations that comprise Sibanye Gold were acquired by Gold Fields through a series of transactions, principally in 1998 and 1999. As disclosed in the Pre-Listing Statement, Gold Fields transferred its South African gold mining assets, including the Beatrix operation, the Driefontein operation and the Kloof operation as going concerns to GFIMSA with effect from 23 February 2004.

In anticipation of the Unbundling, by resolution of the shareholder of GFIMSA passed on 21 November 2012 (which resolution was registered by the CIPC on 27 November 2012), GFIMSA's name was changed to "Sibanye Gold" and Sibanye Gold was converted from a private company into a public company by adoption of its new Memorandum of Incorporation.

4.   PROSPECTS

Sibanye Gold intends to selectively pursue synergistic opportunities which it believes to be value accretive, with a view to leveraging infrastructure and processing capacity at the Company's existing mines and processing hubs. The combination of Sibanye Gold's operational expertise, management experience and significant reserve base is expected to position Sibanye Gold well to participate in the potential consolidation of the South African gold industry. Sibanye Gold will seek to build on its established presence in the South African gold industry and leverage management's expertise and understanding of the regional geology and operations to identify potential opportunities. These opportunities may be sought through the acquisition of suitable companies, development projects or assets or the creation of joint ventures.

5.   THE UNBUNDLING AND LISTING OF SIBANYE GOLD

Sibanye Gold (a South African incorporated and resident company) is an existing wholly-owned subsidiary of Gold Fields and holds two of Gold Fields' South African mining assets (KDC and Beatrix mines). Gold Fields will establish a primary listing for Sibanye Gold on the JSE and a secondary listing of ADRs on the NYSE and will distribute its entire shareholding in Sibanye Gold *pro rata* to Gold Fields shareholders. The JSE has agreed to the listing of the entire issued share capital of Sibanye Gold in the "Gold Mining" sector of the main board of the JSE with effect from the commencement of business on 11 February 2013. The distribution will result in the current Gold Fields shareholders holding two separate shares, the newly distributed Sibanye Gold share as well as their original Gold Fields share. At the time of the Unbundling, all inter-company debt will be settled between Gold Fields and Sibanye Gold.

5.1   Background to the Unbundling

The Unbundling will be governed by, and will be carried out in accordance with, the JSE Listings Requirements and the Companies Act. It will be implemented as a *pro rata* distribution of shares by Gold Fields to its shareholders.

The board of directors of Gold Fields gave its in-principle approval for the Unbundling on 21 November 2012 and, on 29 November 2012, Gold Fields announced the Unbundling and the intention to list Sibanye Gold's shares on the JSE and its ADSs on the NYSE. The board of directors of Gold Fields approved the Unbundling on 12 December 2012. Sibanye Gold shares are expected to list on the JSE and on the NYSE on a "when issued" basis on 11 February 2013.

6.   SHARE CAPITAL

On listing, the authorised share capital of Sibanye Group will be 1,000,000,000 ordinary shares with no par value and Sibanye Gold will have a stated capital of R17 billion divided into 731,648,614 issued ordinary shares with no par value.

7.   DIRECTORS

The Directors as of the date of the Pre-Listing Statement are set out below.

Chairman
Matthews S Moloko (47)

Chief Executive Officer
Neal Froneman (53)

Chief Financial Officer
Charl Keyter (39)

Keith Rayner (56)

Richard P Menell (57)

Jerry Vilakazi (51)

The business address of all the Directors is Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1779, South Africa, the address of Sibanye Gold's head office.

8.   COMPETENT PERSONS' REPORT

The executive summary of the Competent Persons' Report, issued by the independent technical advisor, detailing the mining assets of Sibanye Gold is attached as "Annexure 10" to the Pre-Listing Statement . A Competent Persons' Report, detailing Gold Fields' mineral and exploration assets, is available on Gold Fields' website (www.goldfields.co.za). Sibanye Gold's Competent Persons' Report is available for inspection in terms of "Part 16" of the Pre-Listing Statement, or can be downloaded at www.sibanyegold.co.za or www.jse.co.za.

9.   RECEIPT OF SIBANYE GOLD SHARES

For the purpose of the Unbundling:

•   Certificated Shareholders will be issued their respective Sibanye Gold shares in certificated form and share certificates will be posted, at the risk of the Gold Fields ordinary shareholders concerned, by registered post, to the addresses reflected in the Gold Fields register on the Record Date. Such Gold Fields ordinary shareholders are advised that they will have to dematerialise the Sibanye Gold shares received by them in certificated form, prior to trading in such shares on the JSE; and

•   Dematerialised Shareholders will have their respective Sibanye Gold shares credited to their accounts maintained by their CSDP or broker, as the case may be.

Documents of title in respect of Gold Fields ordinary shares held are not required to be surrendered in order to receive the Sibanye Gold shares.

Non-resident Gold Fields ordinary shareholders must satisfy themselves as to the full observance of the laws of their country or territory of residence in relation to all aspects of the Pre-Listing Statement that may affect them, including the Unbundling, as discussed in more detail in "Part 2" and "Annexure 18" of the Pre-Listing Statement, as well as the Exchange Control Regulations, summarised in "Part 12" and "Annexure 14.3" of the Pre-Listing Statement. Additionally, refer to the announcement dated 10 January 2013 for further details.

10.   SIBANYE GOLD ADR PROGRAMME

BNYM will register and deliver ADSs. Each ADS is expected to represent four Sibanye Gold shares (or a right to receive four Sibanye Gold shares) deposited with the principal Johannesburg offices of either of FirstRand Bank Ltd, Societe Generale (ZA) or Standard Bank of South Africa, as custodians for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by BNYM under the Deposit Agreement.

ADSs may be held either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in the name of the holder, or (ii) by having ADSs registered in the name of the holder in the DRS, or (B) indirectly by holding a security entitlement in ADSs through the holder's broker or other financial institution. If the holder holds ADSs directly, they are a registered ADS holder, also referred to as an ADS holder. This description assumes the holders are ADS holders. If the holder holds the ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. The holder should consult with its broker or financial institution to find out what those procedures are.

The DRS is a system administered by the Depository Trust and Clearing Corporation ("DTC"), pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

South African law governs shareholder rights. BNYM will be the custodian of the shares underlying the ADSs. As a registered holder of ADSs, the ADS holder will have ADS holder rights. A Deposit Agreement among Sibanye Gold, BNYM, ADS holders and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

11.   ADDITIONAL COPIES OF THE FULL PRE-LISTING STATEMENT

Copies of the Pre-Listing Statement have been and will continue to be available during normal business hours from 10 January 2013 until 11 February 2013, both days inclusive, at the following addresses:

Sibanye Gold: Libanon Business Park, 1 Hospital Road (off Cedar Avenue) Libanon, Westonaria, 1779

J.P. Morgan : 1 Fricker Road, Illovo, Johannesburg, 2196, South Africa

Computershare: 70 Marshall Street, Johannesburg, 2001, South Africa

Capita Registrars: 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England

Johannesburg
11 February 2013

Financial co-advisors to Gold Fields
JPMorgan Chase Bank, N.A. (Johannesburg Branch); Credit Suisse Securities (Europe) Limited and Barclays Bank PLC, acting through its investment bank

Sponsor to Gold Fields
J.P. Morgan Equities South Africa Proprietary Limited

South African legal advisors to Gold Fields
Edward Nathan Sonnenbergs

US and UK legal advisors to Gold Fields
Linklaters LLP

SA legal advisors to Gold Fields as to SA tax matters
DLA Cliffe Dekker Hofmeyr

US legal advisors to Gold Fields as to US tax matters
Fried, Frank, Harris, Shriver & Jacobson LLP

Communication advisors to Gold Fields
Brunswick SA Ltd

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Sibanye Gold and/or Gold Fields, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can",

"is designed to" or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Gold Fields or Sibanye Gold, that could cause Gold Fields' and/or Sibanye Gold's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Gold Fields' ability to successfully complete the Unbundling, the effect of the Unbundling on Gold Fields' and Sibanye Gold's operations, Gold Fields' and Sibanye Gold's ability to implement its strategy and any changes thereto, Gold Fields' and Sibanye Gold's future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected level of gold price and other risks. Sibanye Gold and/or Gold Fields undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in the Company's expectations with regard thereto.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 11, 2013

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer